UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 12, 2010	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

Xyratex Ltd Announces Results for the Fourth Quarter and Fiscal Year 2009

Havant, UK, January 12, 2010—Xyratex Ltd. (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, today announced results for the fourth quarter and fiscal year ended November 30, 2009.  Revenues for the fourth quarter were $243.0 million, a decrease of 14.9% compared to revenues of $285.4 million for the same period last year.

For the fourth quarter, GAAP net income was $1.6 million, or $0.05 per diluted share compared to a GAAP net loss of $55.7 million in the same period last year. Non-GAAP net income increased to $7.9 million, or a diluted earnings per share of $0.26, compared to non-GAAP net income of $0.4 million, or $0.02 per diluted share, in the same quarter a year ago(1).

Gross profit margin in the fourth quarter was 15.6%, compared to 12.5% in the same period last year and 16.7% in the prior quarter.

Revenues from sales of our Networked Storage Solutions (NSS) products were $203.4 million in the fourth quarter as compared to $222.3 million in the same quarter a year ago, a decrease of 8.5%. Gross profit margin in the Networked Storage Solutions business was 13.2% as compared to 8.4% a year ago. Revenues from sales of our Storage Infrastructure (SI) products were $39.5 million as compared to $63.1 million in the same quarter a year ago, a decrease of 37.4%. Gross profit margin in the Storage Infrastructure business was 28.7% as compared to 27.3% a year ago.

Revenues for fiscal year 2009 were $867.9 million, a decrease of 17.3%, compared to revenues of $1,049.7 million for fiscal year 2008. Revenues from sales of our NSS products were $762.0 million for the year as compared to $855.8 in 2008, a decrease of 11.0%. Revenues from sales of our SI products were $105.9 million as compared to $193.9 million in 2008, a decrease of 45.4%.

GAAP net loss for fiscal year 2009 was $16.4 million or $0.56 per diluted share compared to a GAAP net loss of $47.9 million for fiscal year 2008. Non-GAAP net income for fiscal year 2009 decreased to $1.5 million, or a diluted earnings per share of $0.05, compared to non-GAAP net income of $16.2 million, or $0.54 per diluted share, for fiscal year 2008.

When comparing with the prior year it should be noted that the 2008 fourth quarter and full year results included some significant non-recurring charges related to the deterioration in the macroeconomic climate in that quarter. GAAP net loss and non-GAAP net income included additional inventory and vendor claim provisions totaling approximately $7 million. These charges reduced the NSS gross profit margin in the fourth quarter of fiscal 2008 by 3.2%. GAAP net loss also included non-cash charges totaling approximately $54 million, being an impairment of goodwill and a valuation allowance against the deferred tax asset.

“Although our Fiscal Year 2009 proved to be very challenging, I believe we delivered a good overall performance through reducing our cost base and supporting our customers’ changing needs. The results of the fourth quarter reflect the component supply issues, primarily related to semi conductors, that we have been working to address, which have constrained our NSS shipment capability through the second half of the year. I continue to be encouraged with the demand environment we are seeing for 2010 and believe that component supply will improve from the actions we are taking,” said Steve Barber, CEO of Xyratex. “We are confident that the fundamentals within the markets we serve are improving and that our technology and strong execution will benefit us over the longer term.”

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. They reflect a significant improvement in the outlook for the SI business including customer forecasts of approximately $140 million for delivery in the first half of 2010.

•                  Revenue in the first quarter of 2010 is projected to be in the range $245 to $285 million.

•                  Fully diluted earnings per share is anticipated to be between $0.24 and $0.52 on a GAAP basis in the first quarter. On a non-GAAP basis fully diluted earnings per share is anticipated to be between $0.32 and $0.60. Non-GAAP earnings per share excludes amortization of intangible assets, equity compensation expense, specified non-recurring items and related taxation expense.

Conference Call/Webcast Information

The company will host a conference call to discuss its results at 1:30 p.m. PT/4:30 p.m. ET on Tuesday, January 12, 2010.

The conference call can be accessed online via the company’s website www.xyratex.com/investors, or by telephone as follows:

United States	(866) 272-9941
Outside the United States	(617) 213-8895
Passcode	66286501

A replay will be available via the company’s website www.xyratex.com/investors, or can be accessed by telephone through January 19, 2010 as follows:

United States	(888) 286-8010
Outside the United States	(617) 801-6888
Passcode	33869460

(1) Non-GAAP net income (loss) and diluted earnings (loss) per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) specified non-recurring items, such as restructuring costs, the impairment of goodwill and valuation allowance against a deferred tax asset, (d) the related tax effects and (e) the effect of changes in exchange rates on the income tax expense. Reconciliation of non-GAAP net income (loss) and diluted earnings (loss) per share to GAAP net income (loss) and GAAP diluted earnings (loss) per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) restructuring costs are not comparable across periods or with other companies and the impairment of goodwill and the valuation allowance against the deferred tax asset are non-recurring,  non-cash and are not comparable across periods or with other companies; (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred; (e) the effect of changes in exchange rates on deferred tax balances is non-cash and is not comparable across periods or with other companies.

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the first quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, changes in our customers volume requirements, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturers with data storage products to support high-performance storage and data communication networks. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contact:

Xyratex Investor Relations

Brad Driver, +1 510 687-5260

Email: bdriver@us.xyratex.com

Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Year Ended
	November 30,	November 30,	November 30,	November 30,
	2009	2008	2009	2008
	(US dollars in thousands, except per share amounts)

Revenues:
Networked Storage Solutions	$203,439	$222,300	$762,028	$855,770
Storage Infrastructure	39,534	63,127	105,863	193,946
Total revenues	242,973	285,427	867,891	1,049,716

Cost of revenues	205,014	249,827	742,615	891,139
Gross profit:
Networked Storage Solutions	26,874	18,643	97,981	107,275
Storage Infrastructure	11,348	17,234	28,202	52,566
Equity compensation	(263)	(277)	(907)	(1,264)
Total gross profit	37,959	35,600	125,276	158,577
Operating expenses:
Research and development	17,560	22,726	71,062	85,897
Selling, general and administrative	13,538	15,984	56,463	63,686
Amortization of intangible assets	951	1,223	3,939	4,882
Impairment of goodwill	—	34,256	—	34,256
Restructuring costs	1,170	—	5,898	—
Total operating expenses	33,219	74,189	137,362	188,721
Operating income (loss)	4,740	(38,589)	(12,086)	(30,144)
Interest income, net	4	166	114	1,618
Income (loss) before income taxes	4,744	(38,423)	(11,972)	(28,526)
Provision for income taxes	3,194	17,324	4,442	19,383
Net income (loss)	$1,550	$(55,747)	$(16,414)	$(47,909)

Net earnings (loss) per share:
Basic	$0.05	$(1.92)	$(0.56)	$(1.64)
Diluted	$0.05	$(1.92)	$(0.56)	$(1.64)

Weighted average common shares (in thousands), used in
computing net earnings (loss) per share:
Basic	29,462	29,096	29,402	29,157
Diluted	30,588	29,096	29,402	29,157

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	November 30,	November 30,
	2009	2008
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$51,935	$28,013
Accounts receivable, net	124,715	140,879
Inventories	108,625	128,183
Prepaid expenses	4,784	2,746
Deferred income taxes	405	1,000
Other current assets	5,825	4,430
Total current assets	296,289	305,251
Property, plant and equipment, net	44,485	47,229
Intangible assets, net	7,207	11,162
Deferred income taxes	6,269	9,545
Total assets	$354,250	$373,187

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$96,386	$111,295
Employee compensation and benefits payable	8,580	9,745
Deferred revenue	10,620	8,386
Income taxes payable	2,013	2,573
Foreign currency contracts	—	13,266
Other accrued liabilities	17,413	14,333
Total current liabilities	135,012	159,598
Long-term debt	—	—
Total liabilities	135,012	159,598

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 29,461 and 29,146 issued and outstanding	294	291
Additional paid-in capital	370,926	366,067
Accumulated other comprehensive income (loss)	3,598	(13,603)
Accumulated deficit	(155,580)	(139,166)
Total shareholders’ equity	219,238	213,589
Total liabilities and shareholders’ equity	$354,250	$373,187

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended,
	November 30,	November 30,
	2009	2008
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(16,414)	$(47,909)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	18,197	15,770
Amortization of intangible assets	3,939	4,882
Impairment of intangible assets	—	34,256
Non-cash equity compensation	5,625	7,646
Loss on sale of assets	—	185
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	16,164	(18,552)
Inventories	19,558	(36,521)
Prepaid expenses and other current assets	165	1,455
Accounts payable	(14,909)	15,249
Employee compensation and benefits payable	(1,165)	(3,535)
Deferred revenue	2,234	(6,826)
Income taxes payable	(560)	1,408
Deferred income taxes	3,021	16,944
Other accrued liabilities	3,433	2,718
Net cash provided by (used in) operating activities	39,288	(12,830)

Cash flows from investing activities:
Investments in property, plant and equipment	(15,453)	(25,763)
Net cash used in investing activities	(15,453)	(25,763)

Cash flows from financing activities:
Repurchases of common shares	—	(6,116)
Proceeds from issuance of shares	87	2,044
Net cash provided by (used in) financing activities	87	(4,072)
Change in cash and cash equivalents	23,922	(42,665)
Cash and cash equivalents at beginning of period	28,013	70,678
Cash and cash equivalents at end of period	$51,935	$28,013

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Year Ended
	November 30,	November 30,	November 30,	November 30,
	2009	2008	2009	2008
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)
Summary Reconciliation Of GAAP Net Income (Loss) To Non-GAAP Net Income (Loss)

GAAP net income (loss)	$1,550	$(55,747)	$(16,414)	$(47,909)

Amortization of intangible assets	951	1,223	3,939	4,882
Impairment of goodwill	—	34,256	—	34,256
Equity compensation	1,758	1,755	5,625	7,646
Restructuring costs	1,170	—	5,898	—
Tax effect of impairment of goodwill	—	(9,592)	—	(9,592)
Tax effect of other non-GAAP adjustments	2,460	(1,024)	2,460	(3,791)
Valuation allowance against UK deferred tax asset	—	29,466	—	29,466
Effect on deferred tax of changes to UK tax rates and exchange rates	—	110	—	1,254

Non-GAAP net income	$7,889	$447	$1,508	$16,212

Summary Reconciliation Of Diluted GAAP Earnings (Loss) Per Share To Diluted Non-GAAP Earnings (Loss) Per Share

Diluted GAAP earnings (loss) per share	$0.05	$(1.92)	$(0.56)	$(1.64)

Amortization of intangible assets	0.03	0.04	0.13	0.17
Impairment of goodwill	—	1.18	—	1.17
Equity compensation	0.06	0.06	0.19	0.26
Restructuring costs	0.04	—	0.20	—
Tax effect of impairment of goodwill	—	(0.33)	—	(0.33)
Tax effect of other non-GAAP adjustments	0.08	(0.04)	0.08	(0.13)
Valuation allowance against UK deferred tax asset	—	1.01	—	1.00
Effect on deferred tax of changes to UK tax rates and exchange rates	—	0.00	—	0.04

Diluted non-GAAP earnings per share	$0.26	$0.02	$0.05	$0.54

Summary Of Equity Compensation

Cost of revenues	263	277	907	1,264
Research and development	571	567	1,856	2,469
Selling, general and administrative	924	911	2,862	3,913

Total equity compensation	1,758	1,755	5,625	7,646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: January 12, 2010	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer